

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Colin Broom
Chief Executive Officer
Nabriva Therapeutics AG
Leberstrasse 20
1110 Vienna, Austria

>   **Re: Nabriva Therapeutics AG**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed July 7, 2015**
>   **File No. 333-205073**

Dear Mr. Broom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

18. Events after the Reporting Period, page F-16

1. Please disclose your July 6, 2015 grant of 91,905 stock options with exercise price of €66.18 to members of your management board.

2. We note on page 156 that you assumed that that the number of the preferred shares issuable as accrued stock dividends was based on the preferred B sale price per share. It is unclear to us whether all your preferred stocks are subject to such stock dividends or such stock dividends are limited to your preferred B shares. Please disclose if true that the stated stock dividend rate for each class of preferred is based on the preferred B sale price of €82.35 per share and how that stock dividend is determined. Additionally, disclose on page 156 how many shares of stock dividends were included in each class of preferred shares.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Ralf Schmid
        Nabriva Therapeutics AG

        Brian A. Johnson
        Wilmer Cutler Pickering Hale and Dorr LLP